August 28, 2017

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Attn: David Lin, Staff Attorney

100 F Street, N.E.

Washington, D.C. 20549

Re:	Horizon Bancorp
Registration Statement on Form S-4 filed on August 16, 2017, as amended by Amendment No. 1 to Registration Statement on S-4 filed on August 28, 2017
File No. 333-220006

Dear Mr. Lin:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Horizon Bancorp (the “Registrant”) hereby respectfully requests that effectiveness of the above-referenced Registration Statement be accelerated by the Securities and Exchange Commission (the “Commission”) to 5:00 p.m. (EDT) on Tuesday, August 29, 2017, or as soon as practicable thereafter.

Please contact David P. Hooper, Esq. of Barnes & Thornburg LLP at (317) 231-7333 with any questions you may have regarding this request. In addition, please notify Mr. Hooper by telephone when this request for acceleration has been granted.

Sincerely,

/s/ Mark E. Secor

Mark E. Secor
Executive Vice President,
Chief Financial Officer

cc:	Craig M. Dwight
Curt W. Hidde, Esq.
David P. Hooper, Esq.

515 Franklin Square ● Michigan City, IN 46360 ● (219) 874-0211 ● toll-free 888-873-2640 ● www.horizonbank.com